Filed pursuant to Rule 433
Registration No. 333-236613
March 9, 2021
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc. A- (Stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series AA, due 2031
Principal Amount:	$400,000,000
Maturity:	April 1, 2031
Coupon:	2.70%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2021
Treasury Benchmark:	1.125% due February 15, 2031
Treasury Yield:	1.544%
Reoffer Spread:	T+120 basis points
Yield to Maturity:	2.744%
Price to Public:	99.615% of the principal amount thereof
Transaction Date:	March 9, 2021
Settlement Date:	March 11, 2021 (T+2)
Redemption Terms:
Make-whole call:	Prior to January 1, 2031 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after January 1, 2031 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	037735 CZ8/US037735CZ84
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Huntington Securities, Inc. AmeriVet Securities, Inc. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, KeyBanc Capital Markets Inc., toll-free at 1-866-227-6479 or U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607.